Exhibit 13.3

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DJ.Fresh Catalog

$250 Starting Bid

$250 Current Bid

Ends In :

06 Days | 21 Hrs | 33 Min | 01 Sec

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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$16,876 Last 12 Months Royalties Paid

$51.77 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

21.17% Of 326 SongShare Goal

$250 Current Bid

69/257

Reserved Units | Available Units

Total Units 326

Track Details



J. Stalin, DJ.Fresh - I R...
vevo
YouTube

I Run Shit
J. Stalin
2020-07-09

J. Stalin
Artist

Spotify: **254.8K** Streams

YouTube: **N/A** Views

pandora: **7.9K** Streams



J. Stalin, DJ.Fresh - Kn...
vevo
YouTube

Know Your Worth (feat. Lady Diviniti)
J. Stalin
2020-07-09

J. Stalin
Artist

Spotify: **N/A** Streams

YouTube: **N/A** Views

pandora: **85.1K** Streams



J. Stalin, DJ.Fresh - Sta...
vevo
YouTube

Stand Tall
J. Stalin
2020-07-09

J. Stalin
Artist

Spotify: **N/A** Streams

YouTube: **N/A** Views

pandora: **29.3K** Streams

Description

Type of Rights: Writer's Share, Master Owner's Share

Type of Income: Public Performance, Master Recording

Paid By: ASCAP, Empire Distribution

Term (Life or Yrs): Life of copyright

60% of Record Label's Share – Masters

60% of Writer's Share – Compositions

PREVIOUS 4 QUARTERS' REVENUE (at 60%): $16,876

EMPIRE Distribution pays royalties monthly.

ASCAP pays royalties quarterly.

Detailed Data HERE

Summary

The "DJ.Fresh" Music Royalty Asset is the underlying asset of the "DJ.Fresh" Royalty Option Agreement (the "Agreement"). The Agreement contains sixty percent (60%) of the record label's share of income from the master recordings for the compositions recorded by the artist as paid by EMPIRE Distribution and sixty percent (60%) of the copyright income from the writer's share of performance income for the songwriter as administered by ASCAP.

About DJ.Fresh

Marqus Brown, known as DJ.Fresh, is an American hip-hop DJ based in Oakland and Los Angeles, California. Acclaim for his work includes being named to XXL Magazine's 30 Best Hip-Hop Producers of 2016. In 2006, DJ.Fresh began releasing his *The Tonite Show* series of albums, which have featured artists such as Yukmouth and Raekwon. He has also released a number of mixtapes and has produced albums for other artists. His 2013 collaboration with J. Stalin, Miracle & Nightmare on 10th Street, peaked at #61 on the Billboard R&B/Hip-Hop Albums chart and at #28 on the Billboard Heatseekers Albums chart.

Summary Statistics

YouTube	
Channel Subscribers	395K (7,924th)
Channel Views	231.9M (5,410th)
Daily Video Views	13.9K (14,514th)
Monthly Video Views	388.8K (14,473rd)

Instagram	
Followers	30.6K (45,277th)

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The "DJ.Fresh" Royalty Share Agreement will be between the master recording owner and our company. Pursuant to the Agreement, SongVest will have the right to receive 60% of the label's master revenue share for the life of the copyright of the master recordings listed below and 60% of the seller's share of revenue as paid by ASCAP for the full term of copyright in the respective compositions listed below.

Revenues the company will be entitled to receive from the master recordings listed below (Masters) pursuant to this agreement include revenues earned in connection with the sale and exploitation of the Masters (i.e. the official original recording of the song, and the source from which all the later copies are made), which will be paid at the percentage interest as defined in the "DJ.Fresh" Royalty Share Agreement for the applicable revenue sources (e.g., Streaming). Sales shall be determined by reference to the royalty statements from the royalties paid to the artists monthly by EMPIRE Distribution, which shall be conclusive and binding upon the Parties, absent manifest error.

Revenues the company will be entitled to receive from the compositions listed below (Compositions) pursuant to this agreement include public performance income which will be paid at the percentage interest as defined in the "DJ.Fresh" Royalty Share Agreement. Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter by ASCAP, which shall be conclusive and binding upon the Parties, absent manifest error.

Summary Financials


Total Royalties By Quarter
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Qtr1
Qtr2
Qtr3
Qtr4
2019
2020
2021
2022

	2019				2020				2021				2022
	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1
Total Royalties	$ 3,375	$ 3,031	$ 3,073	$ 4,029	$ 4,005	$ 3,973	$ 4,602	$ 6,146	$ 5,198	$ 4,873	$ 4,383	$ 4,044	$ 3,576

The "DJ.Fresh" Music Royalty Asset includes masters released through EMPIRE Distribution beginning in 2011. For the periods presented, the catalog peaked in total royalties earned in Q4 2020 as shown above due to the release of album *The Real World 5* in collaboration with artist J. Stalin in Q3 2020.

Royalties By Payer

	2019				2020				2021				2022	Last	% of Total
	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	4 Quarters	Last 4 Quarters
EMPIRE	$ 3,203	$ 2,885	$ 2,899	$ 3,759	$ 3,153	$ 3,367	$ 4,120	$ 5,494	$ 4,478	$ 4,201	$ 3,726	$ 3,271	$ 2,860	$ 14,058	83%
ASCAP	$ 172	$ 146	$ 174	$ 270	$ 852	$ 606	$ 481	$ 652	$ 720	$ 672	$ 657	$ 773	$ 716	$ 2,818	17%
Total Royalties	$ 3,375	$ 3,031	$ 3,073	$ 4,029	$ 4,005	$ 3,973	$ 4,602	$ 6,146	$ 5,198	$ 4,873	$ 4,383	$ 4,044	$ 3,576	$ 16,876	100%

As shown in the table above, the master royalties earned by the Masters through EMPIRE Distribution generated 83% of total royalties of The "DJ.Fresh" Music Royalty Asset for the last four quarters while the performance income paid through ASCAP for the Compositions contributed 17% of total royalties.

Royalties By Title

Total Royalties By Title	2019				2020				2021				2022	Last	% of Total		
	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	4 Quarters	Last 4 Quarters	Artist(s)	Release
I Run Shit	$ -	$ -	$ -	$ -	$ -	$ -	$ 43	$ 520	$ 445	$ 325	$ 348	$ 270	$ 205	$ 1,149	7%	J. Stalin and DJ.Fresh	2020
Know Your Worth	$ -	$ -	$ -	$ -	$ -	$ -	$ 82	$ 381	$ 281	$ 188	$ 142	$ 105	$ 98	$ 533	3%	J. Stalin and DJ.Fresh feat. Lady Diviniti	2020
Stand Tall	$ -	$ -	$ -	$ -	$ -	$ -	$ 40	$ 407	$ 274	$ 170	$ 132	$ 103	$ 74	$ 479	3%	J. Stalin and DJ.Fresh	2020
Slowdown	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 58	$ 102	$ 115	$ 133	$ 101	$ 451	3%	L.U.C.iano, Beeda Weeda, and J. Stalin	2007
The Tonite Show With Rich The Factor	$ -	$ -	$ -	$ 205	$ 189	$ 169	$ 120	$ 101	$ 84	$ 91	$ 102	$ 92	$ 92	$ 377	2%	DJ.Fresh and Rich The Factor	2019
Still Feelin' It	$ 70	$ 67	$ 105	$ 119	$ 113	$ 103	$ 102	$ 98	$ 85	$ 83	$ 86	$ 82	$ 76	$ 327	2%	Mistah F.A.B.	2016
Day Ones	$ 184	$ 93	$ 76	$ 81	$ 74	$ 73	$ 77	$ 74	$ 68	$ 86	$ 79	$ 83	$ 70	$ 318	2%	Ezale and DJ.Fresh	2016
Organic Work	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 152	$ 109	$ 262	2%	Larry June, Black C	2020
Don't Trust No	$ 123	$ 121	$ 113	$ 88	$ 74	$ 67	$ 69	$ 71	$ 62	$ 66	$ 68	$ 66	$ 61	$ 261	2%	Mistah F.A.B., Philthy Rich, Too $hort, Serius Jones	2018
Ocean Rain & Thunder	$ -	$ -	$ -	$ 3	$ 4	$ 23	$ 59	$ 29	$ 37	$ 40	$ 122	$ 39	$ 38	$ 239	1%	DJ.Fresh	2019
Full Album Master Royalties	$ 279	$ 236	$ 217	$ 224	$ 189	$ 168	$ 549	$ 237	$ 210	$ 326	$ 163	$ 68	$ 55	$ 612	4%	DJ.Fresh and Various	
The Rest	$ 2,719	$ 2,513	$ 2,563	$ 3,310	$ 3,362	$ 3,368	$ 3,460	$ 4,228	$ 3,595	$ 3,396	$ 3,026	$ 2,850	$ 2,598	$ 11,870	70%		
Total Royalties	$ 3,375	$ 3,031	$ 3,073	$ 4,029	$ 4,005	$ 3,973	$ 4,602	$ 6,146	$ 5,198	$ 4,873	$ 4,383	$ 4,044	$ 3,576	$ 16,876	100%		

The table above shows total royalties for the top 10 titles based on royalties earned in the last four quarters. The top 10 titles accounted for 26% of the last four quarters' total royalties, while master royalties earned by full albums totaled 4%. The top three titles—"I Run Shit," "Know Your Worth," and "Stand Tall"—appear on the album *The Real World 5*, released in collaboration with artist J. Stalin in July 2020.

Royalties By Source

Total Royalties By Source	2019				2020				2021				2022	Last	% of Total
	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	4 Quarters	Last 4 Quarters
Apple Music	$ 1,020	$ 1,000	$ 1,009	$ 1,343	$ 1,580	$ 1,387	$ 1,052	$ 1,851	$ 1,416	$ 1,264	$ 1,004	$ 1,115	$ 1,008	$ 4,392	26%
YouTube/Google Play	$ 622	$ 437	$ 538	$ 930	$ 752	$ 603	$ 890	$ 1,510	$ 980	$ 1,014	$ 1,032	$ 910	$ 851	$ 3,807	23%
Spotify	$ 565	$ 505	$ 500	$ 626	$ 672	$ 864	$ 734	$ 903	$ 750	$ 667	$ 583	$ 631	$ 571	$ 2,452	15%
VEVO	$ 266	$ 121	$ 127	$ 134	$ 119	$ 121	$ 87	$ 554	$ 843	$ 455	$ 420	$ 369	$ 310	$ 1,553	9%
Pandora	$ 248	$ 267	$ 281	$ 272	$ 277	$ 258	$ 261	$ 257	$ 260	$ 234	$ 235	$ 252	$ 266	$ 986	6%
Amazon	$ 90	$ 88	$ 98	$ 169	$ 115	$ 146	$ 192	$ 210	$ 164	$ 204	$ 174	$ 171	$ 135	$ 684	4%
All Other	$ 565	$ 612	$ 521	$ 554	$ 490	$ 594	$ 1,384	$ 861	$ 785	$ 1,035	$ 936	$ 597	$ 434	$ 3,003	18%
Total Royalties	$ 3,375	$ 3,031	$ 3,073	$ 4,029	$ 4,005	$ 3,973	$ 4,602	$ 6,146	$ 5,198	$ 4,873	$ 4,383	$ 4,044	$ 3,576	$ 16,876	100%

The top three sources—Apple Music, YouTube, and Spotify—accounted for 64% of total royalties earned in the last four quarters.

The "DJ.Fresh" Music Royalty Asset includes over 800 titles registered at each royalty payor. A full list is available HERE.


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DJ.Fresh
Catalog
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SongVest

Published by Jesse Atwell · 2m ·

DJ.Fresh has been named one of the best hip-hop producers by XXL Magazine and his collab with J. Stalin, Miracle & Nightmare on 10th Street, peaked at #28 on the Billboard Heatseekers albums chart. Hit this link https://bit.ly/svdjfresh to bid on the DJ.Fresh catalog!


SongVest
DJ.Fresh
Catalog
BID NOW
60% of royalties from acclaimed Oakland hip-hop DJ.
NOW LIVE ON SONGVEST
www.songvest.com

SongVest
@songvest

DJ.Fresh has been named one of the best hip-hop producers by XXL Magazine and his collab with J. Stalin, Miracle & Nightmare on 10th Street, peaked at #28 on the Billboard Heatseekers albums chart. Hit this link bit.ly/svdjfresh to bid on the DJ.Fresh catalog!


SongVest
BID NOW
60% of royalties from acclaimed Oakland hip-hop DJ.
DJ.Fresh
Catalog
NOW LIVE ON SONGVEST
www.songvest.com

3:12 PM · Jul 11, 2022 · Twitter Web App


SongVest
BID NOW
60% of royalties from acclaimed Oakland hip-hop DJ.
DJ.Fresh
Catalog
NOW LIVE ON SONGVEST
www.songvest.com
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songvest DJ.Fresh has been named one of the best hip-hop producers by @xxl Magazine and his collab with J. Stalin, Miracle & Nightmare on 10th Street, peaked at #28 on the @billboard Heatseekers albums chart. Hit the link in our bio to bid on the DJ.Fresh catalog!
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DJ.Fresh Catalog



About DJ.Fresh

Marqus Brown, known as DJ.Fresh, is an American hip-hop DJ based in Oakland and Los Angeles, California. Acclaim for his work includes being named to XXL Magazine's 30 Best Hip-Hop Producers of 2016. In 2006, DJ.Fresh began releasing his *The Tonite Show* series of albums, which have featured artists such as Yukmouth and Raekwon.

He has also released a number of mixtapes and has produced albums for other artists. His 2013 collaboration with J. Stalin, Miracle & Nightmare on 10th Street, peaked at #61 on the Billboard R&B/Hip-Hop Albums chart and at #28 on the Billboard Heatseekers Albums chart.

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Last 12 Months Revenue:
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DJ.Fresh Catalog



About DJ.Fresh

Marqus Brown, known as DJ.Fresh, is an American hip-hop DJ based in Oakland and Los Angeles, California. Acclaim for his work includes being named to XXL Magazine's 30 Best Hip-Hop Producers of 2016. In 2006, DJ.Fresh began releasing his *The Tonite Show* series of albums, which have featured artists such as Yukmouth and Raekwon. He has also released a number of mixtapes and has produced albums for other artists. His 2013 collaboration with J. Stalin, Miracle & Nightmare on 10th Street, peaked at #61 on the Billboard R&B/Hip-Hop Albums chart and at #28 on the Billboard Heatseekers Albums chart.

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Last 4 Quarters Revenue:
$16,876

Auction Ends:
07/15/2022 8 PM EST

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